Exhibit (a)(2)

SIRIUS XM RADIO INC.

(successor to XM Satellite Radio Inc.)

NOTICE TO HOLDERS

of the 7% Exchangeable Senior Subordinated Notes due 2014

(CUSIP Number: 98375YAU0)

Reference is made to the Fundamental Change Notice and Offer to Purchase issued by Sirius XM Radio Inc. (the “Company”) on February 1, 2013 (the “Fundamental Change Notice”) to holders (the “Holders”) of its 7% Exchangeable Senior Subordinated Notes due 2014 (the “Notes”). All capitalized terms used but not specifically defined in this notice shall have the meanings given to such terms in the Fundamental Change Notice.

The Company hereby provides notice to the Holders that its previously announced offer to purchase the Notes has been extended until 12:00 midnight, New York City time, on March 1, 2013. The offer to purchase the Notes was previously scheduled to expire at 10:00 a.m., New York City time, on March 1, 2013. The extension is being made to comply with the rules and procedure requirements of the Securities and Exchange Commission (the “Commission”). Except for such extension, all of the terms and conditions set forth in the Fundamental Change Notice issued to Holders and filed with the Commission on February 1, 2013 remain unchanged.

The Bank of New York Mellon, the Exchange Agent for the Notes, has advised the Company that as of February 13, 2013, $0 principal amount of the Notes have been validly tendered and not withdrawn and $550 million aggregate principal amount of Notes remain outstanding.

The Paying Agent and Exchange Agent for the Notes is:

The Bank of New York Mellon

By Regular, Registered or Certified Mail or Overnight Courier:	For Information:	By Facsimile:

The Bank of New York Mellon 101 Barclay St – 4W New York, NY 10286 Attention: Sherma Thomas	212-815-5283	212-815-5704

SIRIUS XM RADIO INC.

February 14, 2013